BEIJING	1625 Eye Street, NW	NEWPORT BEACH
BRUSSELS	Washington, D.C. 20006-4001	NEW YORK
CENTURY CITY		SAN FRANCISCO
HONG KONG	TELEPHONE (202) 383-5300	SHANGHAI
LONDON	FACSIMILE (202) 383-5414	SILICON VALLEY
LOS ANGELES	www.omm.com	TOKYO

June 13, 2008
VIA EDGAR AND BY FACSIMILE
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
OUR FILE NUMBER
954,120-061
WRITER’S DIRECT DIAL
(202) 383-5149
WRITER’S E-MAIL ADDRESS
rplesnarski@omm.com

Re:	Yahoo! Inc. Proxy Statement on Schedule 14A File No. 000-28018
Dear Mr. Duchovny:
     As requested by the staff (the “Staff”) of the Securities and Exchange Commission, we have enclosed on behalf of Yahoo! Inc. (the “Company”) a revised copy of the second voting instruction form previously submitted in response to comment number 4 of the Staff’s letter to the Company, dated May 30, 2008.
     Please contact the undersigned at (202) 383-5149 or (202) 383-5414 (facsimile) with any questions or comments regarding this letter.

Very truly yours,
/s/ Robert T. Plesnarski

Robert T. Plesnarski of O’MELVENY & MYERS LLP

Enclosure

cc:	Matthew Crispino
Securities and Exchange Commission

Michael J. Callahan, Executive Vice President, General Counsel and Secretary
Yahoo! Inc.

Marc R. Packer
Skadden, Arps, Slate, Meagher & Flom LLP

J. Jay Herron, Esq.
Thomas J. Leary, Esq.
O’Melveny & Myers LLP

Voting instruction form must be signed and dated below.
SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF YAHOO! INC. FOR THE ANNUAL MEETING OF STOCKHOLDERS
To Be Held On August 1, 2008
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR ALL” ON PROPOSAL 1,
“FOR” ON PROPOSAL 2 AND “AGAINST” ON PROPOSALS 3, 4 AND 5.

1.	Election of Directors

Nominees

	1 - Roy J. Bostock	6 - Robert A. Kotick
	2 - Ronald W. Burkle	7 - Mary Agnes Wilderotter
	3 - Eric Hippeau	8 - Gary L. Wilson
	4 - Vyomesh Joshi	9 - Jerry Yang
5 - Arthur H. Kern

2.	Ratification of appointment of Independent Registered Public Accounting Firm.

3.	Stockholder proposal regarding pay-for-superior-performance.

4.	Stockholder proposal regarding Internet censorship.

5.	Stockholder proposal regarding board committee on human rights.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.
ENTER YOUR VOTING INSTRUCTIONS AT 1-800-454-8683
OR WWW.PROXYVOTE.COM UP UNTIL 11:59 PM EASTERN TIME
THE DAY BEFORE THE CUT-OFF OR MEETING DATE.
Voting Instruction Form.

PLEASE MARK YOUR VOTES AS INDICATED IN THIS EXAMPLE:	☒
---->>>
---->>>
---->>>
---->>>

YAHOO! INC.
8/1/08
1.	☐	FOR ALL NOMINEES
	☐	WITHHOLD ALL NOMINEES
	☐	WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.

	FOR AGAINST ABSTAIN	PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN “X” IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK ONLY SEE VOTING INSTRUCTIONS NO. 3 ON REVERSE ACCOUNT NO: CUSIP: CONTROL NO: CLIENT NO:

2.
3.
4.
5.

PLACE “X” HERE IF YOU PLAN TO ATTEND AND VOTE YOUR----->>> SHARES AT THE MEETING	☐

SIGNATURE(S)	DATE

VOTING INSTRUCTIONS
TO OUR CLIENTS:
WE HAVE BEEN REQUESTED TO FORWARD TO YOU THE ENCLOSED PROXY MATERIAL RELATIVE TO SECURITIES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. ONLY WE AS THE HOLDER OF RECORD CAN VOTE SUCH SECURITIES. WE SHALL BE PLEASED TO VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES, IF YOU WILL EXECUTE THE FORM AND RETURN IT TO US PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IT IS UNDERSTOOD THAT IF YOU SIGN WITHOUT OTHERWISE MARKING THE FORM YOUR SECURITIES WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS ON ALL MATTERS TO BE CONSIDERED AT THE MEETING.
FOR THIS MEETING, THE EXTENT OF OUR AUTHORITY TO VOTE YOUR SECURITIES IN THE ABSENCE OF YOUR INSTRUCTIONS CAN BE DETERMINED BY REFERRING TO THE APPLICABLE VOTING INSTRUCTION NUMBER INDICATED ON THE FACE OF YOUR FORM.
INSTRUCTION 1
IF YOUR SECURITIES ARE HELD BY A BROKER, THE RULES OF THE NEW YORK STOCK EXCHANGE WILL GUIDE THE VOTING PROCEDURES. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY MAY BE GIVEN AT DISCRETION BY THE HOLDER OF RECORD OF THE SECURITIES (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE, ON THE FIFTEENTH DAY IF PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR THE BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY, PROXY MATERIAL WOULD NEED TO BE MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE, AND THE PROPOSAL BEFORE THE MEETING MUST BE DEEMED “ROUTINE” IN NATURE ACCORDING WITH THE NEW YORK STOCK EXCHANGE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET, AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE WILL VOTE YOUR SECURITIES CONSISTENT WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS ON THESE PROPOSALS. WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.
IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SHARES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.
INSTRUCTION 2

IF YOUR SECURITIES ARE HELD BY A BROKER, THE RULES OF THE NEW YORK STOCK EXCHANGE WILL GUIDE THE VOTING PROCEDURES. WE WISH TO CALL YOUR ATTENTION TO THE FACT THAT FOR THIS MEETING UNDER THE RULES OF THE NEW YORK STOCK EXCHANGE, WE CANNOT VOTE YOUR SECURITIES ON ONE OR MORE OF THE MATTERS TO BE ACTED UPON AT THE MEETING WITHOUT YOUR SPECIFIC INSTRUCTIONS. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY FOR ONE OR MORE OF THE MATTERS MAY BE GIVEN AT THE DISCRETION OF THE HOLDER OF RECORD OF THE SECURITIES (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING; ON THE FIFTEENTH DAY IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR THE BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY FOR ONE OR MORE OF THE MATTERS, PROXY MATERIAL WOULD NEED TO BE MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE, AND THE PROPOSAL BEFORE THE MEETING MUST BE DEEMED “ROUTINE” IN NATURE ACCORDING TO THE NEW YORK STOCK EXCHANGE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET, AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE WILL VOTE YOUR SECURITIES CONSISTENT WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS ON ONE OR MORE OF THE MATTERS TO BE ACTED UPON AT THE MEETING. WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN ON THOSE MATTERS, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.

IF YOUR SECURITIES ARE HELD IN THE NAME OF A BANK, WE REQUIRE YOUR INSTRUCTIONS ON ALL MATTERS TO BE VOTED ON AT THE MEETING.

INSTRUCTION 3

IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS. PLEASE DATE, SIGN AND RETURN YOUR VOTING INSTRUCTIONS TO US PROMPTLY IN THE RETURN ENVELOPE PROVIDED.

INSTRUCTION 4

WE HAVE PREVIOUSLY SENT YOU PROXY SOLICITING MATERIAL PERTAINING TO THE MEETING OF SHAREHOLDERS OF THE COMPANY INDICATED.

ACCORDING TO OUR LATEST RECORDS, WE HAVE NOT AS YET RECEIVED YOUR VOTING INSTRUCTION ON THE MATTERS TO BE CONSIDERED AT THIS MEETING AND THE COMPANY HAS REQUESTED US TO COMMUNICATE WITH YOU IN AN ENDEAVOR TO HAVE YOUR SECURITIES VOTED.